UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Clearwire Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

18538Q105
(CUSIP Number)

Mr. Jonathan Fiorello Mount Kellett Capital Management LP 623 Fifth Avenue, 18th Floor New York, NY 10022 (212) 588-6100

with a copy to each of:

Robert G. Minion, Esq. Lowenstein Sandler PC 1251 Avenue of the Americas, 17th Floor New York, NY 10020 (646) 414-6930	Stuart D. Freedman, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2407

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.		18538Q105
	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

	2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions): WC

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

	6.	Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	53,188,166*
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	53,188,166*
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	53,188,166*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	7.7%*

14.	Type of Reporting Person (See Instructions): IA

*As of December 17, 2012 (the “Filing Date”), certain funds and accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), hold 53,188,166 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Shares”), of Clearwire Corporation, a Delaware corporation (the “Company”). The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Based on the Company’s Quarterly Report for the quarterly period ending September 30, 2012, filed on Form 10-Q with the U.S. Securities and Exchange Commission, as of October 23, 2012, there were 691,233,800 Class A Common Shares issued and outstanding. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to beneficially own 7.7% of the Class A Common Shares issued and outstanding as of the Filing Date.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following after the eighth paragraph thereof:

On December 14, 2012, the Reporting Person, on behalf of the Funds, (i) delivered a letter (the “December 14 Stockholder Letter”) to a special committee of the Company’s board of directors (the “Special Committee”) formed to review Sprint Nextel Corporation’s (“Sprint”) proposal to acquire the Company’s outstanding voting stock not already owned by Sprint for a consideration of $2.90 per share (the “Sprint Proposal”) and (ii) issued a press release regarding the December 14 Stockholder Letter (the “December 14 Press Release”). A copy of each of the December 14 Stockholder Letter and the December 14 Press Release is attached to this Schedule 13D as Exhibit 7.3 and Exhibit 7.4, respectively.

The December 14 Stockholder Letter, among other things, expresses the Reporting Person’s concerns regarding the Sprint Proposal. The Reporting Person believes, among other things, that the Sprint Proposal is coercive, grossly undervalues the Company and includes conditions precedent that subject the Company to unnecessary transaction risk. The Reporting Person believes that the approval of the Sprint Proposal by the Company’s board of directors would constitute a breach of the directors’ fiduciary duties owed to the Company’s stockholders.

The Reporting Person believes that there is no need for the Company to sell itself at the deeply discounted price offered in the Sprint Proposal, since real and immediate alternatives are available to the Company. The Report Person believes that the Special Committee must be empowered to consider a broad range of alternatives to the Sprint Proposal and that, if the Sprint designees to the Company’s board of directors are not prepared to grant the Special Committee this authority, the Reporting Person then urges the Special Committee to direct Sprint to withdraw its proposal.

The Reporting Person believes that the Company has enormous long-term value, and the Reporting Person intends to oppose any transaction that prevents the Company’s public stockholders from receiving their fair share of that value. The Reporting Person welcomes the opportunity to meet with the Special Committee to discuss the critical issues raised in the December 14 Stockholder Letter.

The descriptions of the December 14 Stockholder Letter and the December 14 Press Release set forth above are qualified in their entirety by reference to the copy of the December 14 Stockholder Letter and the December 14 Press Release that are attached to this Schedule 13D Amendment No. 1 as exhibits pursuant to Item 7 hereof.

Item 7.	Material to be Filed as Exhibits.

7.3       Stockholder Letter, dated December 14, 2012, from the Reporting Person, on behalf of the Funds, to the Special Committee.

7.4       Press Release, dated December 14, 2012, from the Reporting Person, on behalf of the Funds.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2012

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:	Mount Kellett Capital Management GP LLC,
its general partner

	By:	/s/ Jonathan Fiorello
Jonathan Fiorello
Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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